                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            OMNI NUTRACEUTICALS, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   68212M 102
                                 (CUSIP NUMBER)

                                  REID BREITMAN
                              AMERICAN EQUITIES LLC
                               3172 ABINGTON DRIVE
                         BEVERLY HILLS, CALIFORNIA 90210
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 MARCH 12, 2000
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





                                                                     Page 1 of 8
                                                         Exhibit Index on Page 8

CUSIP No. 68212M 102                  13D                     Page 2 of 8 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     American Equities LLC                   TIN# 95-4562151
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     WC, OO
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     California
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         1,740,575
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,740,575
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,740,575
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     5.0%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     OO
________________________________________________________________________________

CUSIP No. 68212M 102                  13D                     Page 3 of 8 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Reid Breitman
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     OO
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         1,939,875
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,939,875
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,939,875
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     5.6%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     IN
________________________________________________________________________________

CUSIP No. 68212M 102                  13D                     Page 4 of 8 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Julia Breitman
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     OO
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,740,575
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     5.0%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     IN
________________________________________________________________________________

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         ITEM 1. SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Omni Nutraceuticals, Inc., a Utah corporation ("Omni" or the "Issuer"). The principal executive offices of Omni are located at 5310 Beethoven Street, Los Angeles, California 90066.

         ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by American Equities LLC, Reid Breitman and Julia Breitman. American Equities LLC is a California limited liability company engaged in the business of management and consulting services, real property management, and investments. Mr. Breitman is a lawyer and is president of American Equities LLC, and owns 80% of the membership interests of American Equities LLC.
Mrs. Breitman is a lawyer, and owns 20% of the membership interests
of American Equities LLC.   Mr. and Mrs. Breitman are filing this
report by virtue of their ownership of American Equities LLC. The business address of each of Mr. and Mrs. Breitman and of American Equities LLC is 3172 Abington Drive, Beverly Hills, California
90210. Each of Mr. and Mrs. Breitman are citizens of the United
States of America.

         During the last five years, none of American Equities, Mr. Breitman or Mrs. Breitman have (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         American Equities LLC obtained funds for the acquisition of shares of Common Stock from its working capital, margin and other loans.

         ITEM 4.  PURPOSE OF TRANSACTION.

         The reporting persons acquired their shares of Common Stock for investment purposes.

         American Equities LLC intends to continuously review the possible courses of action that may be available to it and take such action with respect to the Common Stock of Omni as it considers desirable in light of the circumstances then prevailing. Pending its decision whether or not to pursue any of such courses of action and depending on market conditions and other factors, American Equities LLC reserves the right to purchase shares of Common Stock

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individually, or with others as part of a group (and through borrowings, if deemed appropriate), in brokerage transactions on the Nasdaq Bulletin Board or in private transactions, if appropriate opportunities to do so are available, on such terms and at such times as it considers desirable. Upon registration of its shares or the availability of an applicable exemption from registration requirements, American Equities, LLC intends to sell 500,000 shares of common stock to an affiliate entity owned by Mr. Breitman, and 537,717 shares of common stock and 270,000 warrants to purchase common stock to a third party investor with whom American Equities has a prior business relationship.

         Except as set forth herein, American Equities LLC has no plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

         ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) The following list sets forth the aggregate number and percentage (based on 34,732,507 shares of Common Stock outstanding as of September 22, 2000) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of September 25, 2000:

                                                    Percentage of
                                 Shares of         Shares of Common
                               Common Stock             Stock             Percentage of
                               Beneficially          Beneficially         Shared Voting
       Name                       Owned                Owned                  Power
       ----                       ------           ----------------           -----
American                      1,740,575(1)(2)           5.0%                    0
Equities LLC
Mr. Breitman                  1,939,875(3)              5.6%                    0
Mrs. Breitman                 1,740,575(1)(2)           5.0%                    0
--------------------

(1) All of such shares are held by American Equities LLC, and are beneficially owned by Mr. and Mrs. Breitman by virtue of their ownership of American Equities LLC. Excludes additional shares which may be issued pursuant to certain antidilution rights granted to American Equities with respect to the Warrants.

(2) Prior to September 25, 2000, American Equities LLC had sole voting and dispositive power of all of such shares, and Mr. Breitman may have been be deemed to have shared voting power by virtue of his ownership and control of American Equities LLC. On September 25, 2000, American Equities granted an irrevokable proxy to Klee Irwin, the CEO of Omni Nutraceuticals, to vote all shares owned or controlled by American Equities until such shares are sold to any unaffiliated third party. Accordingly, American Equities has no voting rights with respect to its shares.

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(3)      Mr. Breitman owns an additional 199,300 shares of common stock purchased in open market transactions in various accounts owned and/or controlled by Mr. Breitman.

         (b) Prior to September 25, 2000, American Equities LLC had sole voting and dispositive power of all of such shares, and Mr. Breitman may have been be deemed to have shared voting power by virtue of his ownership and control of American Equities LLC. On September 25, 2000, American Equities granted an irrevokable proxy to Klee Irwin, the CEO of Omni Nutraceuticals, to vote all shares owned or controlled by American Equities until such shares are sold to any unaffiliated third party. Accordingly, American Equities has no voting rights with respect to its shares.

         (c) American Equities, LLC has not engaged in any transactions in the common stock of Omni since March 28, 2000. Omni Nutraceuticals has agreed to issue 15,000 shares to American Equities to induce American Equities to waive certain rights and enter into the proxy referred to above. See below for certain transactions.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e)      Not applicable.


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         American Equities LLC entered into that certain Stock Purchase Agreement, dated as of January 24, 2000, with Omni, pursuant to which American Equities purchased 1,200,000 shares of Omni's Series A Preferred Stock and a seven-year warrant to purchase 405,000 shares of Omni's common stock at an exercise price of $2.25. On March 24, 2000, the preferred stock was converted by Omni into 806,575 shares of common stock. In addition, between January and March 2000, American Equities and Reid Breitman purchased an additional 16,000 shares of common stock in open market transactions at prices ranging from $1.68 to $6.50 and sold 2,000 shares for $6.50. On March 12, 2000, American Equities purchased 500,000 shares of Omni common stock from Lindsay Duncan for $3.00 per share. On March 14, 2000, an entity owned by Mr. Breitman purchased 490,000 shares of Omni common stock for $7.25 per share, and sold 75,000 of such shares on March 14, 2000 for $7.60 and 220,000 of such shares on March 28, 2000 for $7.75, in each case in open market transactions. Please see the Exhibits to the Current Report on Form 8-K filed by Omni on January 31, 2000 for copies of each of the agreements referred to herein, as well as certain other agreements between the parties.

         American Equities is contemplating that upon the registration of its shares of common stock, or the availability of an exemption from registration requirements (the "Registration Date"), American Equities will sell 537,717 shares of common stock and 270,000 of its warrants to certain third parties. American Equities has also agreed to sell 500,000 shares of common stock to an entity wholly owned by Mr. Breitman upon the Registration Date. Finally, American Equities has agreed to purchase 90,739 shares of common stock from an affiliate upon the Registration Date.

         Except for the circumstances discussed or referred to herein, there are no contracts, arrangements, understandings, or relationships with respect to the securities of Omni among any of the persons reporting in this Schedule 13D.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Joint Filing Agreement under Section 13d-1(f) under the Securities Exchange Act of 1934, dated as of September 25, 2000, between American Equities LLC, Mr. Breitman and Mrs. Breitman.


                                    SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this
Schedule is true, complete and correct.


Dated: September 25, 2000              AMERICAN EQUITIES LLC


                                       By:  /s/ Reid Breitman
                                          ----------------------------------
                                          Reid Breitman, President


                                           /s/ Reid Breitman
                                          ----------------------------------
                                          Reid Breitman


                                           /s/ Julia Breitman
                                          ----------------------------------
                                          Julia Breitman

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT


         Agreement among American Equities LLC, Reid Breitman and Julia Breitman whereby, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, each of the parties named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the equity securities of Omni Nutraceuticals, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings provided that, as contemplated by Section 13d- 1(f)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement in counterpart as of this 25th day of September 2000.


                                     AMERICAN EQUITIES LLC


                                       By:  /s/ Reid Breitman
                                          ----------------------------------
                                          Reid Breitman, President


                                           /s/ Reid Breitman
                                          ----------------------------------
                                          Reid Breitman


                                           /s/ Julia Breitman
                                          ----------------------------------
                                          Julia Breitman